VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

February 16, 2023

VIA EDGAR

Mr. Scott Lee, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Funds Trust ("VFT")
(File No. 811-08895)
Voya Mutual Funds ("VMF")
(File No. 811-07428)
Voya Separate Portfolios Trust ("VSPT")
(File No. 811-22025)

Dear Mr. Lee:

This letter responds to comments provided by telephone on December 16, 2022, by the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") with respect to Amendment Nos. 123, 225, and 107 (each, an "Amendment" and collectively, the "Amendments") under the Investment Company Act of 1940, as amended (the "1940 Act"), to the Registration Statements on Form N-1A (each, a "Registration Statement" and collectively, the "Registration Statements") of VFT, VMF, and VSPT (each, a "Registrant" and collectively, the "Registrants"), respectively. These Amendments were filed with the SEC, via the EDGAR system, on November 18, 2022. Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statements.

GENERAL

1.Comment: The Staff requested that each of VFT, VMF, and VSPT confirm that its Secretary (the "Secretary") is authorized to sign the respective Registration Statement on behalf of the Registrant.

Response: Each Registrant confirms that the Secretary is authorized to sign the Registration Statement on its behalf. With respect to VFT, Section 3.7 of the Amended and Restated By-Laws for the Registrant state that "[t]he Secretary shall perform such additional duties as the Trustees may from time to time designate." In addition, the Board of Trustees of VFT took the following action at its meeting held on November 17, 2022:

RESOLVED, that the officers of Voya Funds Trust ("VFT"), on behalf of Voya VACS Series HYB Fund (the "Fund"), be, and each hereby is, authorized and directed to take all acts which such officers deem, in their discretion, necessary or desirable to prepare, execute, and file with the U.S. Securities and Exchange Commission a post-effective amendment to VFT's Registration Statement filed on Form N-1A under the Investment Company Act of 1940, for the purpose of registering shares of the Fund; and to take such other actions as may be deemed necessary or desirable by such officers or on the advice of counsel in connection with the registration of the Fund and its shares under such laws.

With respect to VMF, Section 3.6 of the Amended and Restated By-Laws for the Registrant state that "[t]he Secretary shall also perform any other duties commonly incident to such office in a Delaware corporation, and shall have such other authorities and duties as the Trustees shall from time to time

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

February 16, 2023

Page | 2

determine." In addition, the Board of Trustees of VMF took the following action at its meeting held on November 17, 2022:

RESOLVED, that the officers of Voya Mutual Funds ("VMF"), on behalf of Voya VACS Series EME Fund (the "Fund"), be, and each hereby is, authorized and directed to take all acts which such officers deem, in their discretion, necessary or desirable to prepare, execute, and file with the U.S. Securities and Exchange Commission a post-effective amendment to VMF's Registration Statement filed on Form N-1A under the Investment Company Act of 1940, for the purpose of registering shares of the Fund; and to take such other actions as may be deemed necessary or desirable by such officers or on the advice of counsel in connection with the registration of the Fund and its shares under such laws.

With respect to VSPT, Article II, Section 8 of the Amended and Restated By-Laws for the Registrant state that "[t]he Secretary shall give or cause to be given notice of all meetings of the Shareholders and of the Board required to be given by the Declaration of Trust, the By-Laws or by applicable law and shall have the general powers and duties of management usually vested in the office of Secretary of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board, the Declaration of Trust or the By-Laws." In addition, the Board of Trustees of VSPT took the following action at its meeting held on November 17, 2022:

RESOLVED, that the officers of Voya Separate Portfolios Trust ("VSPT"), on behalf of Voya VACS Series EMHCD Fund and Voya VACS Series SC Fund (together, the "Funds"), be, and each hereby is, authorized and directed to take all acts which such officers deem, in their discretion, necessary or desirable to prepare, execute, and file with the U.S. Securities and Exchange Commission a post-effective amendment to VSPT's Registration Statement filed on Form N-1A under the Investment Company Act of 1940, for the purpose of registering shares of the Funds; and to take such other actions as may be deemed necessary or desirable by such officers or on the advice of counsel in connection with the registration of the Funds and their shares under such laws.

Based on the foregoing, each Registrant believes that the Secretary is authorized to sign the Registration Statement consistent with their duties as Secretary.

VOYA MUTUAL FUNDS

VOYA VACS SERIES EME FUND

PRINCIPAL INVESTMENT STRATEGIES

2.Comment: The Staff requested that VMF revise the following disclosure to clarify if Voya VACS Series EME Fund (the "Fund") utilizes environmental, social, and governance ("ESG") factors as part of its principal investment strategy:

The Adviser allocates the Fund's assets to different sub-advisers. When selecting sub-advisers, the Investment Adviser takes into account a wide variety of factors and considerations, including among other things the investment strategy of a potential sub-adviser, its personnel, and its fit with other sub-advisers to the Fund. Among those, the Investment Adviser will typically consider the extent to which a potential sub-adviser takes into account environmental, social, and governance ("ESG") factors as part of its investment process. ESG factors will be only one of many considerations in the Investment Adviser's evaluation of any potential sub-

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

February 16, 2023

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adviser; the extent to which ESG factors will affect the Investment Adviser's decision to retain a sub-adviser, if at all, will depend on the analysis and judgment of the Investment Adviser.

Response: VMF respectfully declines to revise the disclosure cited above as it believes that the disclosure accurately reflects the Investment Adviser's consideration of ESG factors in the selection of a sub-adviser. VMF believes that the description of the Investment Adviser's consideration of ESG factors is properly disclosed in the Fund's Principal Investment Strategies because the disclosure describes a factor the Investment Adviser typically considers in the selection of the sub-advisers for the Fund. Specific information regarding the extent to which a sub-adviser, in turn, considers ESG factors is provided to the Fund by the sub-adviser. The information provided to the Fund by VanEck Associates Corporation regarding its use of ESG factors is included as part of the disclosure regarding VanEck's investment strategy in managing a portion of the Fund.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact Anna Jagiello at (480) 477- 2309 or the undersigned at (212) 309-6566.

Regards,

/s/ Nicholas C.D. Ward Nicholas C.D. Ward Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP